SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 6)*

                   Central European Media Enterprises Ltd.
                               (Name of Issuer)

                             Class A Common Stock
                        (Title of Class of Securities)

                                  G20045103
                                (CUSIP Number)

                                 December 31, 2003
            (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




                           (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G20045103                 13G                    Page 2 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Labrador Partners L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 1,642,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 1,642,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,642,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                 8.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G20045103                 13G                    Page 3 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Farley Associates L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 1,642,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 1,642,000
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,642,000
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 8.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                   00
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G20045103                 13G                    Page 4 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE
            PERSONS (ENTITIES ONLY)
                                                Farley Capital L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 79,144
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 79,144
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 79,144
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 0.4%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                   IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G20045103                 13G                    Page 5 of 10 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Stephen L. Farley
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 1,721,144
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 1,721,144
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,721,144
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 9.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                  IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G20045103                 13G                    Page 6 of 10 Pages


     The Schedule 13G/A filed on February 3, 2003, is hereby further amended and restated by this Amendment No. 6 to the Schedule 13G/A as follows:

Item 1(a).     Name of Issuer:

     The name of the issuer is Central European Media Enterprises, Ltd. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Labrador Partners L.P., a Delaware limited partnership ("Labrador"), with respect to the shares of Common Stock directly owned by it;
         (ii) Farley Associates L.P., a Delaware limited partnership ("Farley Associates"), which serves as a general partner of Labrador, with respect to the shares of Common Stock directly owned by Labrador;
        (iii) Farley Capital L.P., a Delaware limited partnership ("Farley Capital"), which serves as the investment manager to certain managed accounts, with respect to the shares of Common Stock directly owned by the managed accounts; and
         (iv) Stephen L. Farley, who serves as the Managing General Partner of Labrador and the General Partner of Farley Associates and Farley Capital, with respect to the shares of Common Stock directly owned by Labrador and the managed accounts.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 780 Third Avenue, Suite 3801, New York, New York 10017.

Item 2(c).     Citizenship:

     Labrador, Farley Associates and Farley Capital are limited partnerships organized under the laws of the State of Delaware. Mr. Farley is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Common Stock, without par value $0.08 (the "Common Stock").

CUSIP No. G20045103                 13G                    Page 7 of 10 Pages


Item 2(e).  CUSIP Number:

     G20045103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act,

      (b)  [ ] Bank as defined in Section 3(a)(6) of the Act,

      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

      (e)  [ ] Investment Adviser in accordance with Rule
               13d-1 (b)(1)(ii)(E),

      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

      (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

      (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

      (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

      (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

Item 4.   Ownership.

      A. Labrador Partners L.P.
           (a) Amount beneficially owned: 1,642,000
           (b) Percent of class: 8.8% The percentages used in this Item 4 are calculated based upon 18,577,100 shares of Class A Common Stock issued and outstanding as of November 5, 2003 as reported in the Company's Form 10-Q/A for the quarterly period ending September 30, 2003.
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 1,642,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 1,642,000

CUSIP No. G20045103                 13G                    Page 8 of 10 Pages

      B. Farley Associates L.P.
           (a) Amount beneficially owned: 1,642,000
           (b) Percent of class: 8.8%
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 1,642,000
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 1,642,000

      C. Farley Capital L.P.
           (a) Amount beneficially owned: 79,144
           (b) Percent of class: 0.4%
           (c) (i) Sole power to vote or direct the vote:  -0-
              (ii) Shared power to vote or direct the vote: 79,144
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 79,144

       D. Stephen L. Farley
           (a) Amount beneficially owned: 1,721,144
           (b) Percent of class: 9.3%
           (c) (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 1,721,144
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 1,721,144

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Stephen L. Farley, the Managing General Partner of Labrador, has the power to direct the affairs of Labrador, including decisions with respect to the disposition of the proceeds from the sale of the shares of the Company. Mr. Farley is the General Partner of Farley Associates and Farley Capital, and in that capacity directs their operations. Each of the clients of Farley Capital has the power to direct the receipt of dividends from or the proceeds of sale of such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. G20045103                 13G                    Page 9 of 10 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G20045103                 13G                   Page 10 of 10 Pages


SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 17, 2004

                              LABRADOR PARTNERS L.P.

                              By:  /S/ Stephen L. Farley
                                   -----------------------------------
                                   Stephen L. Farley
                                   Managing General Partner


                              FARLEY ASSOCIATES L.P.

                              By:  /S/ Stephen L. Farley
                                   -----------------------------------
                                   Stephen L. Farley
                                   General Partner


                              FARLEY CAPITAL L.P.

                              By:  /S/ Stephen L. Farley
                                   -----------------------------------
                                   Stephen L. Farley
                                   General Partner


                              STEPHEN L. FARLEY

                              /S/ Stephen L. Farley
                              -------------------------------------------